As filed with the Securities and Exchange Commission on October 27, 2005

                                                             File No. 333-124837
                                                                      ----------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    FORM SB-1/A (Alternative 2) AMENDMENT #4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                         SILVER PEARL ENTERPRISES, INC.
             (Exact name of registrant as specified in its charter)

    Texas                               7389                       45-0538522
-----------------------------    -------------------------    ------------------
(State or jurisdiction of       (Primary Industrial           I.R.S. Employer
incorporation or organization)   Classification Code No.)     Identification No.

               1541 E. I-30, Rockwall, Texas 75087 (972) 722-3352
             ------------------------------------------------------
   (Address, including the ZIP code & telephone number, including area code of
                    Registrant's principal executive office)

               1541 E. I-30, Rockwall, Texas 75087 (972) 722-3352
             ------------------------------------------------------
(Address of principal place of business or intended principal place of business)

                                 Denise D. Smith
               1541 E. I-30, Rockwall, Texas 75087 (972) 722-3352
             ------------------------------------------------------

(Name, address, including zip code, and telephone number, including area code of agent for service)

   Copies to:                      Lamberth Law Firm
                              R. Bradley Lamberth, Esquire
                          1010 W. Ralph Hall Parkway, Suite 100
                                  Rockwall, Texas 75032
                                     (469) 698-4300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the securities Act registration number of the earlier effective registration statement for the same offering. |_| _______________________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the securities Act registration number of the earlier effective registration statement for the same offering. |_| _______________________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the securities Act registration number of the earlier effective registration statement for the same offering. |_| _______________________

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|
---------------------




                                              CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------------

Title of Each                Amount             Proposed Maximum               Proposed                 Amount of
Class of Securities           To be              Offering Price            Maximum Aggregate          Registration
to be Registered           Registered             Per Share (1)              Offering Price (1)           Fee
-------------------------------------------------------------------------------------------------------------------
Common stock,
$0.001 par value
Minimum                       150,000                $0.50                      $  75,000                 $  10
Maximum                     1,000,000                $0.50                      $ 500,000                 $  64
-------------------------------------------------------------------------------------------------------------------

Total maximum               1,000,000                $0.50                      $ 500,000                 $  64


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933.

(1) Estimated solely for the purpose of calculating the registration fee.

                                                         INITIAL PUBLIC OFFERING
                                                                PROSPECTUS
                         SILVER PEARL ENTERPRISES, INC.

                Minimum of 150,000 shares of common stock, and a
                   Maximum of 1,000,000 shares of common stock
                                 $0.50 per share

         We are making a best efforts offering to sell common stock in our company. The common stock will be sold by our sole officer and director, Denise
D. Smith after the effective date of this registration statement. The offering price was determined arbitrarily and we will raise a minimum of $75,000 and a maximum of $500,000. The funds will be held by the Company, uncashed in our attorney's safe, until the minimum amount is sold, at which time the funds will be released to the company and stock certificates issued. The offering will end on April 20, 2006 and if the minimum subscription is not raised by the end of the offering period, all funds will be refunded immediately, without interest.

The Offering:
                                150,000 shares               1,000,000 shares
                               Minimum offering             Maximum offering
                         -------------------------     -------------------------
                         Per Share         Amount      Per Share         Amount
                         ---------        --------     ---------        --------

Public Offering Price      $0.50          $ 75,000      $0.50           $500,000

Offering expenses are estimated to be $16,564 if the minimum number of shares are sold, which equates to$0.11 per share, and $33,564 if the maximum number of shares are sold, which equates to $0.03 per share.

There is currently no market for our shares. We intend to apply for listing to trade our shares on the over-the-counter bulletin Board or other exchange as soon as practicable after our offering is complete which we expect will be before April 20, 2006.

                          ----------------------------

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                          -----------------------------

                   This Prospectus is dated October 27, 2005

                               PROSPECTUS SUMMARY


OUR COMPANY

         We were incorporated on May 4, 2004 in the State of Texas as Silver Pearl Enterprises, Inc. in order to sell furniture and decorating accessories for both residential and commercial uses; we also sell jewelry which helps draw people in to the store to look at the larger ticket items. We purchase our furniture through companies that import directly from manufacturers in China, and some decorating items from local importers and distributors. We opened our store in December 2004 and need to raise money for additional inventory and to promote our store and our website.

         Since the opening of our store we have recorded total sales in 2004 of $8,209 with a loss of $5,097 and sales for the first six months of 2005 of $86,526, with a net loss of and $10,957. We sell residential and office furniture that is imported mostly from China, other decorating accessories and jewelry, some of which are imported and some of which we obtain from local importers and distributors. Our store is located at 1541 E. I-30, Rockwall, Texas 75087 and our telephone number is (972) 722-3352.

The Company anticipates inventory purchases will increase approximately $10,000 per quarter or $40,000 for the first twelve months of operation. Inventory will be purchased because the more items we have on hand, the more likely it is that we will have something a customer will buy, thereby fueling increased sales.

Marketing and advertising costs will be determined by the amount raised in the initial offering. If the maximum amount of $500,000 is raised, these costs are projected to total $125,000 in the first 12 months of operation. As previously mentioned, advertising costs will include printed circulars, newspapers, trade magazines and local television and radio spots. If the minimum amount is raised in this offering, in the first 12 months of operation, a minimum amount of money will be spent on advertising.

The Company plans to further develop the website during the first 12 months of operation only if the maximum amount is raised in this offering. Money to fund the develop of the website will come from budgeted Marketing and Advertising dollars as identified in the Use of Proceeds section of this offering. The Company anticipates the cost of the website development to approximate $15,000.

During the first 12 months of operation, The Company plans to open an additional location only if the maximum amount is raised in this offering. The cost of opening a new store will cost approximately $75,000, primarily due to inventory costs, leasehold improvements and insurance/overhead cost.




THE OFFERING

Our sole officer and director will be selling the offering.

                                                               Minimum                  Maximum
Common shares offered                                           150,000                 1,000,000
Common shares outstanding before this offering                4,820,000                 4,820,000
                                                              ---------                 ---------
Total shares outstanding after this offering                  4,970,000                 5,820,000

Officers, directors and their affiliates will not be able to purchase shares in this offering.


                             SUMMARY FINANCIAL DATA

         The  following  table  sets  forth  certain  of our  summary  financial information.  This information  should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this prospectus.
                                                           Audited                           Unaudited
       Balance Sheet:                                   Dec 31, 2004                      June 30, 2005
       --------------------                          ---------------                    ---------------
       Working Capital                                        $ 53,923                       $  59,530
       Total Assets                                           $108,306                       $ 139,824
       Total Liabilities                                      $  4,403                       $  33,128
       Stockholders' Equity                                   $103,903                       $ 106,696

                                                     Period from Inception                 Six months
                                                        (May 4, 2004) to                       Ended
       Statement of Operations:                         Dec 31, 2004                      June 30, 2005
       ------------------------                      ----------------------             ---------------
       Revenue                                                $  8,209                      $    86,526
       Cost of Goods Sold                                     $  1,491                      $    38,254
       Operating Expense                                      $ 12,701                      $    59,714
       Other  income (expense)                                $(    13)                     $  (    960)
       Provision (Benefit) for income taxes                   $(   899)                     $     1,711

       Net Income (loss)                                      $( 5,097)                     $   (10,957)


Income per share: Basic & diluted                             ($ 0.00)                      ($0.00)


USE OF PROCEEDS

Most of the money you invest will represent proceeds to the company. We will use the proceeds from this offering to:

         o        pay expenses of this offering
         o        purchase inventory and promote our store and our website
         o        marketing and general working capital

For more detail on these planned expenditures, see the section "Plan of Operations" on page 15.

                                  RISK FACTORS

         You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision. We have identified all material risks known to, and anticipated by, us as of the filing of this registration statement.


WE ARE A RECENTLY FORMED COMPANY, FORMED IN THE STATE OF TEXAS ON MAY 4, 2004, WITH LIMITED ACTIVITY AND NEGLIGIBLE INCOME THAT COULD CAUSE US TO RUN OUT OF MONEY AND CLOSE OUR STORE.

We have not achieved profitability to the extent where there is sufficient profit to finance our planned growth and, without additional financing as outlined in this prospectus, expect to have minimal income or incur net losses for the foreseeable future. Our cumulative net loss was $3,803 for the period from inception (May 4, 2004) to May 31, 2005. We expect to incur significant expenses in promoting our store and, as a result, will need to generate significant revenues over and above our current revenue to achieve profitability. If we are unable to achieve profitability, your investment in our common stock may decline or become worthless.

WE RELY ON OUR SOLE OFFICER FOR DECISIONS AND HE WILL RETAIN SUBSTANTIAL CONTROL OVER OUR BUSINESS AFTER THE OFFERING AND MAY MAKE DECISIONS THAT ARE NOT IN THE BEST INTEREST OF ALL STOCKHOLDERS.

Upon completion of this offering, our sole officer will, in the aggregate, beneficially own approximately 80.48% (or 68.73% if maximum is sold) of the outstanding common stock. As a result, our sole officer will have the ability to control substantially all the matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. She will also control our management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of us, impeding a merger, consolidation, takeover or other business combination involving us or discouraging a potential acquirer from making a tender offer or otherwise attempting to take control of us, even if the transaction would be beneficial to other stockholders. This in turn could cause the value of our stock to decline or become worthless.

WE MAY HAVE TO RAISE ADDITIONAL CAPITAL WHICH MAY NOT BE AVAILABLE OR MAY BE TOO COSTLY, WHICH, IF WE CANNOT OBTAIN, COULD CAUSE US TO HAVE TO CEASE OUR OPERATIONS.

Our capital requirements could be more than our operating income. We do not have sufficient cash to indefinitely sustain operating losses, but believe we can continue for six months without any additional funding, but upon raising the minimum amount in this offering, believe that will take us to the point that we will be able to sustain operations for at least a year if we raise no other capital. Our potential profitability depends on our ability to generate and sustain substantially higher net sales with reasonable expense levels. We may not operate on a profitable basis or that cash flow from operations will be sufficient to pay our operating costs. We anticipate that the funds raised in this offering will be sufficient to fund our planned growth for the year after we close on the offering assuming we raise the minimum amount in this offering. Thereafter, if we do not achieve profitability, we will need to raise additional capital to finance our operations. We could seek additional financing through debt or equity offerings. Additional financing may not be available to us, or, if available, may be on terms unacceptable or unfavorable to us. If we need and cannot raise additional funds, further development of our business, upgrades in our technology, additions to our product lines may be delayed or postponed indefinitely; if this happens, the value of your investment could decline or become worthless.

WE ARE DEPENDENT ON THE LOW COST OF FOREIGN IMPORTS, AND SHOULD THE COST OF IMPORTING GOODS RISE, IT WILL CAUSE OUR COSTS TO RISE AND COULD CAUSE US TO HAVE TO CEASE OPERATIONS.

We are dependent on imports directly from other countries, which is less costly than filling our inventory with comparable American-made products. Should the cost of importing our products rise for any reason, it will in turn cause us to lose profit. There are a number of factors that could influence the cost of importing foreign goods, including tariffs, freight costs, and export restrictions. We import products from China. The cost of foreign products could fluctuate for political or economic reasons, and could cause gross profit margins to decrease significantly, which could cause your investment to decline or become worthless.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY WITH CURRENT OR FUTURE COMPETITORS.

Many competitors have advantages over us including longer operating histories and significantly greater financial, advertising, and other resources. In the community we are located, there are two independent home accessory stores that we compete with, but also compete with accessory and craft chain stores in our community such as Michaels and Hobby Lobby. As a newly formed company, breaking into the market could prove to be costly, and because of this, our profit margin would fall and the value of your investment would decline. Future competitors would increase the number of companies competing for market share. This increased competition could result in price pressure and reduced gross margins, which could harm our net sales and operating results, which in turn could cause your investment to decline and become worthless.

NO PUBLIC MARKET FOR OUR COMMON STOCK CURRENTLY EXISTS AND AN ACTIVE TRADING MARKET MAY NEVER MATERIALIZE.

Prior to this offering, there has been no public market for our common stock. We plan to apply for trading on the OTCBB exchange, a publicly traded market. When we apply for a listing, we must be sponsored by a participating market maker; as this time, we are not aware of a market maker who intends to make a market in our stock. Assuming we become trading, an active trading market still may not develop and if an active market does not develop, the market value could decline to a value below the offering price in this prospectus.

IF A PUBLIC TRADING MARKET FOR OUR COMMON STOCK MATERIALIZES, WE WILL BE CLASSIFIED AS A 'PENNY STOCK' WHICH HAS ADDITIONAL REQUIREMENTS IN TRADING THE STOCK, WHICH COULD CAUSE YOU NOT TO BE ABLE TO SELL YOUR STOCK.

The U.S. Securities and Exchange Commission treats stocks of certain companies as a 'penny stock'. We are not aware of a market maker who intends to make a market in our stock, but should we be cleared to trade, we would be classified as a 'penny stock' which makes it harder to trade even if it is traded on an electronic exchange like the over-the-counter bulletin board. These requirements include (i) broker-dealers who sell to customers must have the buyer fill out a questionnaire, and (ii) broker-dealers may decide upon the information given by a prospective buyer whether or not the broker-dealer determines the stock is suitable for their financial position. These rules may adversely affect the ability of both the selling broker-dealer and the buying broker-dealer to trade your securities as well as the purchasers of your securities to sell them in the secondary market. These requirements may cause potential buyers to be eliminated and the market for the common stock you purchase in this offering could have no effective market to sell into, thereby causing your investment to be worthless.

OUR PRESIDENT WILL RECEIVE TWENTY PERCENT (20%) OF THE PROFITS OF THE COMPANY WHICH WILL REDUCE THE FINANCIAL RESOURCES OF THE COMPANY, AND COULD CAUSE THE VALUE OF YOUR INVESTMENT TO DECLINE.

As explained elsewhere in the prospectus, our President as part of her compensation, will receive twenty percent (20%) of the profits of the Company. When the Company is profitable, the payment of this amount of the profits will reduce the capital available for the Company to expand and will cause the value of your investment to be less that if that portion of the profits were retained in the Company.

SHAREHOLDERS PURCHASING SHARES IN THIS OFFERING WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION, CAUSING THEIR INVESTMENT TO IMMEDIaTELY BE WORTH LESS THAT THEIR PURCHASE PRICE.

If you purchase common stock in this offering, you will experience an immediate and substantial dilution in the projected book value of the common stock from the price you pay in this initial offering. This means that if you buy stock in this offering at $0.50 per share, you will pay substantially more than our current shareholders. The following represents your dilution: (a) if the minimum of 150,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.03 per share and an immediate dilution to the new shareholders of $0.47 per common share; and (b) if the maximum of 1,000,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.10 per share and an immediate dilution to the new shareholders of $0.40 per common share.

MANAGEMENT HAS NO PRIOR EXPERIENCE IN RUNNING A RETAIL OPERATION, WHICH MAY INCREASE THE LIKELIHOOD OF THE OPERATION NOT BEING SUCCESSFUL.

If you purchase common stock in this offering, you will be putting your trust in the efforts of the President who has no prior experience in running a retail operation. The effect of having no prior experience could cause mistakes to be made which might not have been made if the President had experience in retail operations. If mistakes are made, they could cost the Company capital, the effect of which could cause the Company to have less for its operations, or even worse, cause it to fail.

INVESTORS ARE NOT ABLE TO CANCEL THEIR SUBSCRIPTION AGREEMENTS THEY SIGN, THEREFORE LOSING ANY CHANCE TO CHANGE THEIR MINDS.

Once the Company receives an investors subscription, they will not be able to cancel their subscription. The investor will therefore lose any right or opportunity to change their mind after receipt by the Company.


                           FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements. These forward-looking statements are not historical facts but rather are based our current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks" and "estimates", and variations of these words and similar expressions, are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed, implied or forecasted in the forward-looking statements. In addition, the forward-looking events discussed in this prospectus might not occur. These risks and uncertainties include, among others, those described in "Risk Factors" and elsewhere in this prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus.

                                    DILUTION

         If you purchase common stock in this offering, you will experience an immediate and substantial dilution in the projected book value of the common stock from the price you pay in this initial offering.

         The book value of our common stock as of June 30, 2005 was $106,696 or $0.02 per share. Projected book value per share is equal to our total assets, less total liabilities, divided by the number of shares of common stock outstanding.

         After giving effect to the sale of common stock offered by us in this offering, and the receipt and application of the estimated net proceeds (at an initial public offering price of $0.50 per share, after deducting estimated offering expenses), our projected book value as of March 31,

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


2005 would be approximately $164,927 or $0.03 per share, if the minimum is sold, and $572,927 or $0.10 per share, if the maximum is sold.

         This means that if you buy stock in this offering at $0.50 per share, you will pay substantially more than our current shareholders. The following represents your dilution:

o if the minimum of 150,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.03 per share and an immediate dilution to the new shareholders of $0.47 per common share.

o if the maximum of 1,000,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.10 per share and an immediate dilution to the new shareholders of $0.40 per common share.

The following table illustrates this per share dilution:
                                                                       Minimum          Maximum

Assumed initial public offering price                                   $0.50            $0.50

Book value as of March 31, 2005                                         $0.02            $0.02
Projected book value after this offering                                $0.03            $0.10
Increase attributable to new stockholders:                              $0.01            $0.08

Projected book value
    as of March 31, 2005 after this offering                            $0.03            $0.10
Decrease to new stockholders                                           ($0.47)          ($0.40)
Percentage dilution to new stockholders                                  94 %             80 %
--------------------------------------------------------------------------------------------------------
         The following  table  summarizes  and shows on a projected  basis as of
June 30,  2005,  the  differences  between the number of shares of common  stock purchased,  the total  consideration  paid and the total average price per share paid by the existing  stockholders  and the new investors  purchasing  shares of common stock in this offering:


MINIMUM OFFERING


                             Number                 Percent                             Average
                            of shares              of shares            Amount          price per
                              owned                  owned                paid            share
Current
shareholders                4,820,000                96.98             $122,750         $ 0.025

New investors                 150,000                 3.02             $ 75,000         $ 0.50
                           -----------------------------------------------------------------------------


Total                       4,970,000                 100.00           $197,750


                                        9




MAXIMUM OFFERING


                             Number                 Percent                             Average
                            of shares              of shares            Amount          price per
                              owned                  owned                paid            share
Current
shareholders                4,820,000                82.82             $ 122,750        $ 0.025

New investors               1,000,000                17.18             $ 500,000        $ 0.50
                           -----------------------------------------------------------------------------


Total                       5,820,000                 100.00           $ 622,750




                              PLAN OF DISTRIBUTION

         The common stock is being sold on our behalf by our sole officer and director, who will receive no commission on such sales. All sales will be made by personal contact by our sole officer and director, Denise D. Smith. We will not be mailing our prospectus to anyone or soliciting anyone who is not personally known by Ms. Smith, or introduced to Ms. Smith and personally contacted by him or referred to her. We have no agreements, understandings or commitments, whether written or oral, to offer or sell the securities to any individual or entity, or with any person, including our attorney, or group for referrals and if there are any referrals, we will not pay finders fees.

         Ms. Smith will be selling the common stock in this offering relying on the safe harbor from broker registration under the Rule 3a4-1(a) of the Securities Exchange Act of 1934. Ms. Smith qualifies under this safe harbor because Ms. Smith (a) is not subject to a statutory disqualification, (b) will not be compensated in connection with his participation by the payment or other remuneration based either directly or indirectly on transactions in the securities, (c) is not an associated person of a broker dealer, and has not been an associated person of a broker dealer within the preceding twelve months, and
(d) primarily performs, and will perform, after this offering, substantial duties for the issuer other than in connection with the proposed sale of securities in this offering, and he is not a broker dealer, or an associated person of a broker dealer, within the preceding 12 months, and she has not participated in selling securities for any issuer in the past 12 months and shall not sell for another issuer in the twelve months following the last sale in this offering.

         Additionally, she will be contacting relatives, friends and business associates to invest in this offering and provide them with a printed copy of the prospectus and subscription agreement. No printed advertising materials will be used for solicitation, no internet solicitation and no cold calling people to solicit interest for investment.

         The money we raise in this offering before the minimum amount is sold will be held by the Company's attorney, in his safe, uncashed, until the minimum amount is raised at which time we will deposit them in our bank account and retain the transfer agent who will then issue the shares. We will not cash the checks unless and until we raise the minimum subscription amount, we will not pay interest on the funds while they are held in the safe of the Lamberth Law Firm, R. Bradley Lamberth, Esquire,1010
W. Ralph Hall Parkway, Rockwall, Texas 75032, and we will take reasonable care not to commingle the funds received with any other monies. At such time as the minimum subscription is not raised by the end of the offering period, all funds will be refunded immediately, without interest. The offering will close on December 8, 2005, if not terminated sooner.

         The subscription agreement will provide investors the opportunity to purchase shares at $0.50 per share by purchasing directly from the Company. The agreement also provides that investors are not entitled to cancel, terminate or revoke the agreement. In addition, if the minimum subscription is not raised by April 20, 2006, the subscription agreement will be terminated and any funds received will be returned to the investors.

         Certificates for shares of common stock sold in this offering will be delivered to the purchasers by Signature Stock Transfer, Inc., the stock transfer company chosen by the company as soon as the minimum subscription amount is raised. The transfer agent will only be engaged in the event that we obtain at least the minimum subscription amount in this offering.


                                 USE OF PROCEEDS

         The total cost of the offering is estimated to be $16,564 if the minimum is sold, or $33,564 if the maximum is sold, consisting primarily of legal, accounting and blue sky fees. We will pay these costs out of the funds we raise in this offering.

         The following table sets forth the use of the proceeds from this offering:


                                       If Minimum         If Maximum
                                       Amount Sold       Amount Sold

Subscription                             $75,000           $500,000
                                        Minimum             maximum
                                        ---------------------------
Legal and accounting                       7,350             22,600
Other offering expenses                    9,214             10,964
Net proceeds to company                   44,955            466,436
                                        --------           --------
Total                                    $58,436          $ 500,000


The following describes each of the expense categories:

* legal and accounting expense is the estimated costs associated with this offering;

* other offering expenses includes SEC registration fee, blue-sky fees and miscellaneous expenses with regards to this offering.

         The following table shows how we plan to use the net proceeds to the company:

Subscription                             $75,000          $500,000
                                         Minimum           maximum
                                         -------------------------
Inventory Purchases                     $ 15,000         $ 168,000
Further website development                5,000            50,000
New store opening                            -0-           125,000
Marketing & Advertising                   18,000            71,000
Supplies                                   6,000            20,000
General corporate overhead                 4,955            32,436
                                        --------         ---------
Proceeds to company                       44,955           466,346


Following is a discussion of each anticipated/proposed expense identified above:
o Inventory purchases: If the minimum amount is raised in the offering, we will spend $15,000 to supplemental our existing inventories. Similarly, if the maximum is raised, we will purchase larger quantities of inventories to supplement existing store supplies.
o Only if we raise the maximum amount, or close to it, will we open a new store. This amount represents the costs that we would need to expend in order to open that store.
o Website development: We have a website that is fully functional now, but need to further develop it and promote it so as to increase sales from that site.
o Marketing and advertising: Print, circular, and television and radio advertising will be employed. The more funds raised will determine the natur of this advertising.
o General corporate overhead relates to rent and lease expense, utilities, and basic facility needs.

         Our President, Denise Smith, will not be compensated with funds out of the proceeds of this offering. We will compensate Ms. Smith after the company has reached profitability by paying her a salary of twenty percent (20%) of the profits; therefore her compensation will be based on performance and profitability of the Company. None of the funds raised in this offering will go towards Ms. Smith's compensation.

                            DESCRIPTION OF BUSINESS

We were incorporated in the state of Texas on May 4, 2004 as Silver Pearl Enterprises, Inc.

Silver Pearl Enterprises, Inc. is a mid range retailer of furniture and related accessories for both residential and commercial applications, as well as selling jewelry. We purchase stock items through companies that import directly from manufacturers in China with some decorating items being purchased from local importers and distributors. We opened our retail location in December 2004 and need to raise funding for additional inventory purchases, advertising, and development of the store website. The website has accounted for approximately eight percent (8%) of our sales to date; the funds generated in this offering will allow us to enhance that percentage. Jewelry items are purchased from local and regional retailers and importers.

We are an independent retailer of home and commercial furniture, related home accessories and jewelry. Our furniture product offerings include sofas, love seats, mirrors, occasional tables, lamps, rugs, bed frames, bureaus and dressers, pictures, and assorted home and business ornamental accessories. Our jewelry items include bracelets, rings, necklaces and other jewelry adornments, including some costume jewelry. Most of the jewelry is sterling silver, some with imitation diamonds, which is high quality but cheaper than carrying gold and real diamonds.

Our sole location is currently located in the Dallas Texas Metroplex operating out of a 2,980 square foot commercial building. The building is on a well-traveled road parallel to a major Interstate. The building has visibility from the Interstate and is in close proximity to national retailers, and various other retail strip outlets. We purchase product by container load resulting in higher retail margins, cheaper pricing to the public, and a non-dependency on any one supplier.

The Company purchases and stocks furniture that is deemed to be in a "classic design", such as you would find in upscale furniture retailers, and does not contain a foreign design or element. Additionally, some furniture is considered antique reproductions. Jewelry is stocked not only for sale but as a customer draw element whereby we can then cross-sell the bigger ticket items such as furniture.

All product sold is bought in its finished state. We perform no assembly or manufacture, acting simply as a retail outlet for imported and regionally purchased home and business furniture and accessories. We are an established business, having been incorporated in June 2004 and having our grand opening in December of 2004. We do not plan to offer a new product for which development is necessary but may offer for sale pre-manufactured products that meet our product mix and tastes of our customer base.

Inventory includes items such as sofas, love seats, mirrors, tables, lamps, rugs, bureaus, dressers, and other home accessories in addition to basic jewelry items such as necklaces, rings, bracelets, earrings, and other adornments. No warranty whatsoever is offered on furniture. However, the Company recognizes there may be occasions where an exchange may be necessary. Consequently, The Company does have a 30 day exchange policy that permits customers to exchange a jewelry purchase only for comparably priced items in stock.

The retail sale of home and office furniture and related accessories is retail focused and therefore driven by the local economy and the individual tastes and preferences of the purchaser. We are keenly aware that to be competitive we must not only offer the best value for the money but also the service our customers expect when purchasing. It is our opinion the competitiveness of the retail industry for home and office furnishing entails quality product, utilitarian and ascetic aspects of the products, and service through product knowledge and timely delivery. Competition varies by local retail outlets and product offering. It is our opinion our imported products are unique and desirable by the discriminating consumer.

We compete with not only local individual retail stores but also with regional and national department store chains. The number of furniture stores with which The Company competes are numerous and comparable to any other metropolitan area with a SMSA population of over 5.6 million people. Competitors include national furniture outlets such as Haverty's, La-Z-Boy, and Unfinished Furniture. Local furniture retailers with which The Company competes are dealers for major furniture manufacturers such as Broyhill, Chipendale, Bassett, and the like. We believe we can compete effectively with the regional and national department stores due to our unique product mix. Most larger furniture companies buy for all retail outlets and offer generic and similar products. We believe our imported furniture and accessories offer an additional choice not found at the traditional chain retailer.

We also believe we have competitively priced product in the mid range pricing scale. This provides access to a larger cross-section of the retailing public that are shopping for products such as we sell. Finally, we believe our ability to make prompt delivery of orders through maintenance of inventory to be a key to the success of not only satisfied customers, but also allowing for repeat business.

The Dallas-Fort Worth Metroplex
According to the DFW Regional Economic Development Fact Book prepared by the Greater Dallas Chamber (located at the following web address http://www.gdc.org/DFW%20Regional%20Economic%20Development%20Fact%20Book.pdf#s
earch='metroplex%20population)
"The eight counties of the Dallas PMSA together with the four counties of the Fort Worth PMSA compose the 12-county Dallas-Fort Worth Consolidated
Metropolitan Statistical Area (Dallas- Fort Worth CMSA), referred to collectively as the Metroplex. With a population well over 5 million, the Metroplex is the largest market in the Southern US and ninth largest in the nation. Between 2000 and 2030, the diversified population of the Metroplex is expected to grow by 2.7 million people to almost 8 million. Dallas-Fort Worth has a large working-age population. According to Census 2000, the median age of the Metroplex is 32.1 while the national age is 35.3.

This report also identifies Metroplex household income trends. According to this report and based on information from the US Census Bureau, the following chart highlights the increased affluence and therefore increased disposable income of residents of the Metroplex:

DFW Household                       1990             2000              2005
Income (Nominal $)                  Census           Census            Estimate
------------------                  ------           ------            --------

0 - $34,999                         52.9%            35.7%             30.5%
$35,000 - $74,999                   35.7%            37.0%             37.2%
$75,000 - $150,000                  9.3%             21.3%             26.2%
$150,000 +                          2.0%             6.0%              6.0%

Competition
We believe competition will be determined by price, service, and product selection. The Company believes it has a competitive edge in all three categories specifically;

Price  -  Due  to  discount   purchasing   through  container  of  competitively
manufactured quality merchandise, the Company believes it has an advantage over regional and national chain stores.

Selection - Due to the foreign element of the Company's product, it possesses a uniqueness which differentiates it from traditional chain store furnishings and accessories. This in itself will drive the attractiveness factor of the product.

Service - Store purchases are guaranteed same day delivery through contract local metro shipping companies.

Marketing
Marketing activities have been restricted by cash flow and as such have been limited to building signage and word of mouth advertising. Going forward, through the proceeds of this offering, the company intends to increase marketing activities through printed circulars, newspapers, trade magazines and local television and radio commercial spots

Employees
The Company presently has one employee. We anticipate hiring an additional sales person within the next 12 months.

Property
The Company does not own any real estate. The Company leases 2,980 square feet of retail space in a well traveled area in the Dallas Texas Metroplex.

Other factors
The Company's operations are not dependent on patents, copyrights, trade secrets, know-how or other proprietary information. We do not anticipate doing so in the future. We are not under any confidentiality agreements, covenants and the like.

Regulation
The Company's business and products are not subject to material regulation.

The Company does not have any subsidiaries.

Liquidity
The Company does not anticipate having cash flow or liquidity problems within the next 12 months. The Company is not in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments.

We believe that by raising the minimum amount of funds in this offering we will have sufficient funds to cash flow our growth plans for a minimum of twelve months.

Dependence on major customers
We are not dependent on any one or a few major customers.

Government approval or regulation
We are not aware of any governmental approval required for our principal products or services.

Additional information:
We have made no public announcements to date and have no additional or new products or services. In addition, we don't intend to spend funds in the field of research and development; no money has been spent or is contemplated to be spent on customer sponsored research activities relating to the development of new products, services or techniques; and we don't anticipate spending funds on improvement of existing products, services or techniques.

                 MANAGEMENT'S DISCUSSION AND PLAN OF OPERATIONS

         As of June 30, 2005, our cash balance was $2,977.

         Our sales for the six months ending June 30, 2005 were $86,526, with a net loss of $10,957. The loss is due to being in the early stage of marketing our store and the advertising and other costs associated with a new store opening. As reflected in our financial statements, our main operating expense in the six months ending June was advertising, which was $18,969. Other large expenses were: Depreciation of $4,259; Contract services of $4,065; Rent of $7,500 and Wages of $12,410. Our gross profit of $48,272 was 56% of our sales, and although we had a loss, when our sales increase, our expenses would not increase at the same rate because many of our expenses are fixed. With an increase in sales, certain of our expenses will remain the same such as rent and utilities, while others will incrementally increase such as advertising, marketing and labor, while our cost of sales will increase proportionate to sales. However, overall our expenses will not rise at the same rate as our sales. The expansion and development of the product line will be dependent on customer preference, specifically stocking requested items not currently held for sale but requested by customers. The Company believes the customer is the best indicator of market needs and The Company will adapt to current and changing tastes by listening to customer requests and special ordering those products not stocked. Additionally, to ensure the most efficient and profitable deployment of capital, slower turning inventory items will be liquidated through advertised sales promotions. These sales will be held every three months upon review of inventory turnover.

The plan of operations for the 12 months following the commencement of this offering will include the continued success of The Company's first full month of operation, print advertising to increase foot traffic, quarterly sales of slower moving inventory items, and responding to customer desires through special ordering those items requested by customers but not stocked.

Specifically, increasing foot traffic will have the residual effect of increasing in store item sales by virtue of the fact that it increases customer awareness and presence. Sales of slower moving inventory items result in a more efficient deployment of capital which translates into improved financial performance and increases floor space for more popular items. Responding to customer requests through special orders emphasizes The Company's focus on the customer, resulting in increased sales and greater customer satisfaction.

The Company plans to maintain inventory levels to produce a turn of 3 times throughout the year. To achieve a 3 times per year turn at current inventory levels annual sales would have to approximate $160,000. Through the six months ending 6/30/05, sales totaled $86,526. This equates to an annual sales level of $173,052. Consequently, as sales levels increase inventory purchases will also increase to maintain a 3 times per year turn. The Company anticipates inventory purchases will increase approximately $10,000 per quarter or $40,000 for the first twelve months of operation. This increase will be fueled by an anticipated sales increase.

Marketing and advertising costs will be determined by the amount raised in the initial offering. If the maximum amount of $500,000 is raised, these costs are projected to total $125,000 in the first 12 months of operation. As previously mentioned, advertising costs will include printed circulars, newspapers, trade magazines and local television and radio spots. If the minimum amount is raised in this offering, in the first 12 months of operation, a minimum amount of money will be spent on advertising.

The Company plans to further develop the website during the first 12 months of operation only if the maximum amount is raised in this offering. Money to fund the develop of the website will come from budgeted Marketing and Advertising dollars as identified in the Use of Proceeds section of this offering. The Company anticipates the cost of the website development to approximate $15,000.

During the first 12 months of operation, The Company plans to open an additional location only if the maximum amount is raised in this offering. The cost of opening a new store will cost approximately $75,000, primarily due to inventory costs, leasehold improvements and insurance/overhead cost.

We have a note with Southern Fiduciary Financial, Inc. which has a balance at June 30, 2005 of $26,403 and it matures on May 31, 2007, bearing interest at ten percent per annum. The note was used to purchase some of our assets when we started the business and for additional inventory in early 2005.

Following is our plan of operations based upon the amount of capital we raise in this offering.

Generating Sufficient Revenue:
------------------------------

The Company plans to generate sufficient revenue by expanding and developing its product line, and increasing market penetration.

Financing Needs:

Our cash flows since inception have been adequate to support on-going operations. As noted above, the Company's initial financing needs can and will be met even if the minimum offering amount is raised. We believe that by raising the minimum amount of funds in this offering we will have sufficient funds to cash flow our growth plans for a minimum of twelve months.


                             DESCRIPTION OF PROPERTY

         Our corporate and retail facilities are located in a 2,998 square foot building which we rent for a monthly lease of $1,500. Our lease expires in November 2008.


             DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

         The directors and officers of the company, their ages and principal positions are as follows:


         Name                    Age         Position
         Denise D. Smith         49          President; Secretary and Director

Background of Directors and Executive Officers:

DENISE D. SMITH. Ms. Smith graduated from Oklahoma State University with a degree in Advertising and Public Relations. She held various sales positions selling advertising for brochures, magazines and a television station. These positions required her to interact with business owners and help them develop an advertising and marketing plan for their business and working with local and national advertising agencies in selling advertising for their clients. This entailed describing the different advertising avenues which gave her an expertise in the advertising and marketing area. She also was required to develop territories and generate new business for her employers. After working successfully in these sales positions she took time to raise a family. Since June 4, 2004, she has been the sole officer and director of Silver Pearl Enterprises, Inc.

                     REMUNERATION OF DIRECTORS AND OFFICERS

         Our sole officer and director has received no compensation other than the 4,500,000 shares of common stock he received for services on May 4, 2004 and has no employment contract with the company.

     Name of Person          Capacity in which he served        Aggregate
Receiving compensation          to receive remuneration       remuneration
----------------------       --------------------------       ------------
     Denise D. Smith              President, Secretary        4,000,000 shares
                                  and Treasurer               of common stock

         Ms. Smith received the common stock upon formation of the company and the services she provided were compensated at a fair value of $3,450.

         As of the date of this offering, we have one employee other than the President; that employee was paid $12,410 in the first six months of 2005. We have no plans to pay remuneration to anyone else in or associated with our company. Ms. Smith will be paid twenty percent(20%) of the profits. When we have funds and/or revenue, our board of directors will determine any other remuneration at that time.


            INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

         In May, 2004, the president of the company received 4,000,000 shares of common stock which we issued to her for $4,000, composed of $550 cash and $3,450 of her services. The approximate fair value of the services Ms. Smith provided was $4,000.

         As of the date of this filing, there are no agreements or proposed transactions, whether direct or indirect, with anyone, but more particularly with any of the following:

o        a director or officer of the issuer;
o        any principal security holder;
o        any promoter of the issuer;
o any relative or spouse, or relative of such spouse, of the above referenced persons.



               The remainder of this page intentionally left blank




                             PRINCIPAL SHAREHOLDERS

         The following table lists the officers, directors and stockholders who, at the date hereof, own of record or beneficially, directly or indirectly, more than 5% of the outstanding common stock, and all officers and directors of the company:

Title / relationship                                                   Amount owned
 to Issuer                          Name of Owner                      before offering           Percent
-------------------------------------------------------------------------------------------------------------------

President, Secretary
            and Director            Denise D. Smith                    4,000,000                    82.99%
After offering:    Minimum                                             4,000,000                    80.48%
--------------
                   Maximum                                             4,000,000                    68.73%

Shareholder                         Art Xpectations, LLC                 400,000                     8.30%
After offering:    Minimum                                               400,000                     6.87%
--------------
                    Maximum                                              400,000                     5.70%


Shareholder                         VMP Enterprises, LLC                 360,000                     7.47%
After offering:    Minimum                                               360,000                     7.24%
--------------
                   Maximum                                               360,000                     6.19%


                               SIGNIFICANT PARTIES

         The following table lists the relationship of the significant parties to the issuer:

Relationship                        Name and
to Issuer                           business address                            Residential address
-------------------------------------------------------------------------------------------------------------------

Officer                             Denise D. Smith
and Director                        1541 E. I-30                                404 Country Ridge
                                    Rockwall, Texas 75087                       Rockwall, Texas 75087

Record owners of                    Denise D. Smith
5% (or more) owner                  1541 E. I-30                                404 Country Ridge
of equity securities                Rockwall, Texas 75087                       Rockwall, Texas 75087

                                    Art Xpectations, LLC
                                    8607 Ambassador Row #170                    8607 Ambassador Row #170
                                    Dallas, Texas 75238                         Dallas, Texas 75238

                                    VMP Enterprises, LLC
                                    1541 E. I-30                                1806 Cottonwood Valley Cir
                                    Rockwall, Texas 75087                       Irving, Texas 75038


                                       20





Beneficial owner of                 Denise D. Smith
5% (or more) owner                  1541 E. I-30                                404 Country Ridge
of equity securities                Rockwall, Texas 75087                       Rockwall, Texas 75032

                                    Gary V. Pilant *
                                    1806 Cottonwood Valley Cir                  1806 Cottonwood Valley Cir.
                                    Irving, Texas 75039                         Irving, Texas 75039

                                    David Austin **
                                    8607 Ambassador Row #170                    205 Windy Court
                                    Dallas, Texas 75238                         Lewisville, Texas 75077

Counsel to Issuer          Lamberth Law Firm
                           1010 W. Ralph Hall Parkway                           1010 W. Ralph Hall Pkwy
                           Suite 100                                            Suite 100
                           Rockwall, Texas 75032                                Rockwall, Texas 75032


     There is no relationship between VMP Enterprises, LLC and Art Xpectations, LLC.

* Gary Pilant is the beneficial owner of VMP Enterprises, LLC.
** David Austin is the beneficial owner of Art Xpectations, LLC.


                            SECURITIES BEING OFFERED

         We are offering for sale common stock in our company at a price of $0.50 per share. We are offering a minimum of 150,000 shares and a maximum of 1,000,000 shares. The authorized capital in our company consists of 20,000,000 shares of common stock, $0.001 par value per share. As of June 30, 2005, we had 4,820,000 shares of common stock issued and outstanding.

         Every investor who purchases our common stock is entitled to one vote at meetings of our shareholders and to participate equally and ratably in any dividends declared by us and in any property or assets that may be distributed by us to the holders of common stock in the event of a voluntary or involuntary liquidation, dissolution or winding up of the company.

         The existing stockholders have no preemptive rights to purchase common stock offered for sale by us, and no right to cumulative voting in the election of our directors.


       RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN REGISTRATION STATEMENT

         The experts named in this registration statement were not hired on a contingent basis and have no direct or indirect interest in our company.

                                LEGAL PROCEEDINGS

         We are not involved in any legal proceedings at this time.


                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         We have retained the same accountant, David S. Hall, P.C., as our independent certified public accountant. We have had no disagreements with them on accounting and disclosure issues.


              DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

         Our certificate of incorporation provides that the liability of our officers and directors for monetary damages shall be eliminated to the fullest extent permissible under Texas Corporation Act, which includes elimination of liability for monetary damages for defense of civil or criminal actions. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

Article VII of our Articles of Incorporation states:

               Elimination or Limitation of Liability of Directors

         No director shall be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director: provided, however, that nothing contained herein shall eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for any transaction from which the director derived an improper personal benefit, or (iv) for any act or omission occurring prior to their directorship.

The position of the U.S. Securities & Exchange Commission under the Securities Act of 1933:

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         We have no underwriting agreement and therefore no provision for indemnification of officers and directors is made in an underwriting by a broker dealer.

                                  LEGAL MATTERS

         Our attorney has passed upon the legality of the common stock issued before this offering and passed upon the common stock offered for sale in this offering. Our attorney is Lamberth Law Firm, R. Bradley Lamberth, Esquire, 1010
W. Ralph Hall Parkway, Suite 100, Rockwall, Texas 75032.

                                     EXPERTS

         The financial statements as of December 31, 2004, and for the period of inception (May 4, 2004) to December 31, 2004 of the company included in this prospectus have been audited by David S. Hall, P.C., independent certified public accountants, as set forth in his report. The financial statements have been included in reliance upon the authority of them as experts in accounting and auditing.

         The financial statements as of March 31, 2005, and for the three months ended March 31, 2005 of the company included in this prospectus have not been audited or reviewed, but have been prepared by us in accordance with generally accepted accounting principles and include all adjustments which in the opinion of management are necessary in order to make the financial statements not misleading.


                                 DIVIDEND POLICY

         To date, we have not declared or paid any dividends on our common stock. We do not intend to declare or pay any dividends on our common stock in the foreseeable future, but rather to retain any earnings to finance the growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors it deems relevant.

                                 CAPITALIZATION

         The following table sets forth our capitalization as of June 30, 2005. Our capitalization is presented on:
o        an actual basis;
o a pro forma basis to give effect to net proceeds from the sale of the minimum number of shares (150,000) we plan to sell in this offering; and
o a pro forma basis to give effect to the net proceeds from the sale of the maximum number of shares (1,000,000) we plan to sell in this offering.

                                                        After           After
                                         Actual       Minimum         Maximum
                                   June 30, 2005      Offering        Offering
                                   -------------     ----------      ----------
Stockholders' equity
Common Stock, $0.001 par value;
20,000,000 shares authorized;               4,820         4,970           5,820
Additional Paid In Capital               117,930        176,011         583,161
Retained earnings                      (  16,054)     (  16,054)      (  16,054)
Total Stockholders' Equity               106,696        164,927         572,927

Total Capitalization                     106,696        164,927         572,927

Number of shares outstanding           4,820,000      4,970,000       5,820,000

         The Company has only one class of stock outstanding. The common stock sold in this offering will be fully paid and non assessable, having voting rights of one vote per share, have no preemptive or conversion rights, and liquidation rights as is common to a sole class of common stock. The company has no sinking fund or redemption provisions on any of the currently outstanding stock and will have none on the stock sold in this offering.


                                 TRANSFER AGENT

         We will serve as our own transfer agent and registrar for the common stock until such time as this registration is effective and we sell the minimum offering, then we intend to retain Signature Stock Transfer, Inc., 2301 Ohio Drive, Suite 100, Plano, Texas 75093.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Management of Silver Pearl Enterprises, Inc.
Rockwall, Texas

We have audited the accompanying balance sheet of Silver Pearl Enterprises, Inc. as of December 31, 2004 and the related statements of income, retained earnings, and cash flows for the period beginning May 4, 2004 (Date of Inception) and ending December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Silver Pearl Enterprises, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.







/s/ David S. Hall, P.C.
---------------------------
David S. Hall, P.C.

Dallas, Texas
March 25, 2005

                         SILVER PEARL ENTERPRISES, INC.
                                  Balance Sheet
                               December 31, 2004

ASSETS
      Current Assets
          Cash and Cash Equilavents                                   $   1,464
          Inventory                                                      56,862
                                                                      ---------
               Total Current Assets                                      58,326

      Fixed Assets
          Furniture & Equipment                                           3,793
          Transportation Equipment                                        4,314
          Website                                                        25,000
          Leasehold Improvements                                         15,183
          Less: Accumulated Depreciation                                   (709)
                                                                      ---------
               Total Fixed Assets                                        47,581

      Other Assets
          Deposits                                                        1,500
          Deferred Tax Benefit                                              899
                                                                      ---------
               Total Other Assets                                         2,399
                                                                      ---------

                   TOTAL ASSETS                                       $ 108,306
                                                                      =========

LIABILITIES AND STOCKHOLDERS' EQUITY
      Current Liabilities
          Accrued Expenses                                            $     695
          Interest Payable                                                   13
          Short Term Note Payable                                         3,695
                                                                      ---------
               Total Liabilities (All Current)                            4,403

      Stockholders' Equity
          Common stock, $.001 par value, 20,000,000 shares authorized,
               4,760,000 shares issued and outstanding                    4,760
          Additional Paid-In Capital                                    104,240
          Retained Earnings (Deficit)                                    (5,097)
                                                                      ---------
               Total Stockholders' Equity                               103,903
                                                                      ---------

                   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY         $ 108,306
                                                                      =========

                               SILVER PEARL ENTERPRISES, INC.
                                    Statement of Income
        For the Period from Inception (May 4, 2004 ) to December 31, 2004

REVENUES                                                            $     8,209

COST OF SALES                                                             1,491
                                                                    -----------
           GROSS PROFIT                                                   6,718

OPERATING EXPENSES
      Advertising                                                         5,523
      Contract Services                                                   4,302
      Rent                                                                1,500
      License & Fees                                                        550
      Office Expenses                                                       117
      Depreciation                                                          709
                                                                    -----------
           TOTAL OPERATING EXPENSES                                      12,701
                                                                    -----------

NET OPERATING INCOME (LOSS)                                              (5,983)

OTHER INCOME (EXPENSE)
      Interest Expense                                                      (13)
                                                                    -----------
           TOTAL OTHER INCOME (EXPENSE)                                     (13)
                                                                    -----------

NET (LOSS) BEFORE INCOME TAXES                                           (5,996)

      Provision for Income Taxes (Expense) Benefit                          899
                                                                    -----------

NET (LOSS)                                                          $    (5,097)

      Beginning Retained Earnings                                             0
                                                                    -----------

ENDING RETAINED EARNINGS (DEFICIT)                                  $    (5,097)
                                                                    ===========

EARNINGS PER SHARE

      Weighted Average of Outstanding Shares                          3,935,104
                                                                    ===========

      Income (Loss) for Common Stockholders                         $     (0.00)
                                                                    ===========

                         SILVER PEARL ENTERPRISES, INC.
                  Statement of Changes in Stockholders' Equity
        For the Period from Inception (May 4, 2004 ) to December 31, 2004

                                       Common Stock       Paid-In
                                   Shares      Amount     Capital      Totals
                                 ---------   ---------   ---------   ---------

Beginning Stockholder's Equity           0   $       0   $       0   $       0

      Issuance of Common Stock
          for Cash & Services    4,000,000       4,000           0       4,000

      Issuance of Common Stock
          for Website              400,000         400      24,600      25,000

      Issuance of Common Stock
          for Assets               360,000         360      79,640      80,000
                                 ---------   ---------   ---------   ---------

Ending Stockholders' Equity      4,760,000 $   4,760 $   104,240 $     109,000
                                 =========   =========   =========   =========

                         SILVER PEARL ENTERPRISES, INC.
                             STATEMENT OF CASH FLOWS
        FOR THE PERIOD FROM INCEPTION (MAY 4, 2004 ) TO DECEMBER 31, 2004



CASH FLOWS FROM OPERATING ACTIVITIES
      Net Income (Loss)                                    $  (5,097)
      Adjustments to reconcile net income to net cash
       provided by operating activities:
           Depreciation                                          709
           Stock Issued for Services                           4,000
           (Increase) in Inventory                              (152)
           (Increase) in Deposits                             (1,500)
           (Increase) in Deferred Tax Benefit                   (899)
           Increase in Accrued Expenses                          695
           Increase in Interest Payable                           13
                                                           ---------

               Net Cash (Used) by Operating Activities        (2,231)

CASH FLOWS FROM INVESTING ACTIVITIES                               0

CASH FLOWS FROM FINANCING ACTIVITIES
      Note Additions                                          11,931
      Note Payable Offset Against Inventory Reduction         (5,136)
      Note Payments                                           (3,100)
                                                           ---------

               Net Cash Provided by Financing Activities       3,695
                                                           ---------

NET INCREASE IN CASH AND CASH EQUIVALENTS                      1,464

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                     0
                                                           ---------

CASH AND CASH EQUIVALENTS AT END OF YEAR                   $   1,464
                                                           =========



SUPPLEMENTAL DISCLOSURES

      Cash Paid During the Year for Interest Expense       $       0
                                                           =========

      Stock Issued for Fixed Assets & Inventory            $ 105,000
                                                           =========

      Stock Issued for Services                            $   4,000
                                                           =========

                         SILVER PEARL ENTERPRISES, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 2004




NOTE 1 - NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES
-----------------------------------------------------------------

         Nature of Activities, History and Organization:
         -----------------------------------------------

         Silver Pearl Enterprises, Inc. operates as a retailer of furniture and framed art. The company is located in Rockwall, Texas and was incorporated on May 4, 2004 under the laws of the State of Texas.

         Significant Accounting Policies:
         --------------------------------

         The Company's management selects accounting principles generally accepted in the United States of America and adopts methods for their application. The application of accounting principles requires the estimating, matching and timing of revenue and expense. It is also necessary for management to determine, measure and allocate resources and obligations within the financial process according to those principles. Below is a summary of certain significant accounting policies selected by management.

                  Basis of Presentation:
                  ----------------------

                  The Company prepares its financial statements on the accrual basis of accounting.

                  Cash and Cash Equivalents:
                  --------------------------

                  All highly liquid investments with original maturities of three months or less are stated at cost which approximates market value.

                  Marketable Securities:
                  ----------------------

                  Debt securities and equity securities that have readily determinable fair values are recorded at fair value in the accompanying balance sheet and are classified as available-for-sale.

                  Inventory:
                  ----------

                  The inventory method used is the specific identification method. Additionally, inventory is stated at the lower of cost or market.

                         SILVER PEARL ENTERPRISES, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 2004


NOTE 1 - (CONTINUED)
--------------------


                  Website Development Costs:
                  --------------------------

                  The Company adopted EITF 00-02, "Accounting for website developments costs". In accordance with EITF 00-02, the costs incurred for the (i) website application and infrastructure development; (ii) graphics development; and (iii) content development, which took the website to a functional stage where it could receive orders, were capitalized and amortized over three years. Maintenance expenses or costs that do not result in new revenue producing features or functions, such as updating information and products or maintenance of the website or promotion of the website using search engines, are expensed as incurred. Prior to this development, Silver pearl had no website. In the six months ended June 30, 2005, $500 has been expensed and none capitalized.


                  Earnings (Loss) per Share:
                  --------------------------

                  Earnings (loss) per share (basic) is calculated by dividing the net income (loss) by the weighted average number of common shares outstanding for the period covered. As the Company has no potentially dilutive securities, fully diluted earnings
                  (loss) per share is identical to earnings (loss) per share (basic).

                  Use of Estimates:
                  -----------------

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.


NOTE 2 - FIXED ASSETS
---------------------

         Fixed assets at December 31, 2004 are as follows:

                  Furniture & Equipment                       $      3,793
                  Transportation Equipment                           4,314
                  Website                                           25,000
                  Leasehold Improvements                            15,183
                  Less: Accumulated Depreciation                (      709)
                                                              ------------

                           Total Fixed Assets                 $     47,581
                                                              ============

         Depreciation expense was $709 for the period ended December 31, 2004.

                         SILVER PEARL ENTERPRISES, INC.
                       NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 2004



NOTE 3 - COMMON STOCK
---------------------

         The Company is authorized to issue 20,000,000 common shares at a par value of $0.001 per share. These shares have full voting rights. At December 31, 2004, there were 4,760,000 shares outstanding as follows:

                                                                Shares
                                                                ------

                  At Inception                                 4,000,000
                  June 12, 2004                                  400,000
                  December 1, 2004                               360,000
                                                               ---------

                           Total Shares Outstanding            4,760,000
                                                               =========

NOTE 4 - INCOME TAXES
---------------------

         The Company has adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS No. 109), which requires the use of the liability method in the computation of income tax expense and the current and deferred income taxes payable. Under SFAS No. 109, income tax expense consists of taxes payable for the year and the changes during the year in deferred assets and liabilities. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases and financial reporting bases of assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

         The Company had a net loss for the period ended December 31, 2004, and therefore a deferred tax benefit has been recognized in the amount of $899.

         The realization of deferred tax benefits is contingent upon future earnings.

                         SILVER PEARL ENTERPRISES, INC.
                       NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 2004




NOTE 5 - COMMITMENTS AND CONTINGENCIES
--------------------------------------

         The company leases retail space under a three-year lease which expires in November 2007. Future minimum rental obligations at December 31, 2004 are as follows:

                      Year Ended
                      ----------

                        2005                               $   18,000
                        2006                                   18,000
                        2007                                   16,500
                        2008                                        0
                        2009 and After                              0
                                                           -----------

                                Totals                     $   52,500
                                                           ==========

         Rent expense was $1,500 for the period ended December 31, 2004.


NOTE 6 - NOTES PAYABLE
----------------------

         The Company acquired certain assets through the issuance of a note payable and common stock. The note principal was originally $11,931 and was subsequently reduced to $3,695 through an offset against inventory of $5,136 and a payment of $3,100.

         The note calls for interest of 10% with the entire amount due on or before February 28, 2005.

                         SILVER PEARL ENTERPRISES, INC.

                              1541 E. Interstate 30
                              Rockwall, Texas 75087
                                 (972) 722-3352




July 8, 2005


U.S. Securities & Exchange Commission
450 Fifth Street NW
Washington, DC 20549



Dear Sir:


         The accompanying financial statements as of June 30, 2005 and for the six months then ended have been prepared in accordance with generally accepted accounting principles and include all adjustments which in the opinion of management are necessary in order to make the financial statements not misleading.


Sincerely,

/s/ Denise Smith
----------------
Denise Smith



                         SILVER PEARL ENTERPRISES, INC.

                                  BALANCE SHEET
                                  June 30, 2005



                                     ASSETS


Current assets
    Cash and cash equivalents                                                   $   2,977
    Marketable securities                                                           9,590
    Prepaid expenses                                                                9,325
    Inventory                                                                      70,766
                                                                                ---------
    Total current assets                                                           92,658

Property and equipment, net                                                        43,322

Other assets
    Deposits                                                                        1,500
    Deferred tax benefit                                                            2,344
                                                                                ---------
    Total other assets                                                              3,844
                                                                                ---------

TOTAL ASSETS                                                                    $ 139,824
                                                                                =========



                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)


        Current liabilities
            Accrued expenses                                                    $   5,581
            Interest payable                                                    $     595
            Advances from shareholder                                                 549
            Note payable                                                           26,403
                                                                                ---------
            Total current liabilities                                              33,128

        STOCKHOLDERS' EQUITY (DEFICIT)
            Common stock, $0.001 par value, 20,000,000 shares authorized,
                4,820,000 shares issued and outstanding                             4,820
            Additional paid-in-capital                                            117,930
            Accumulated Deficit                                                   (16,054)
                                                                                ---------
                Total Stockholders' Equity                                        106,696
                                                                                ---------

        TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                              $ 139,824
                                                                                =========








See  accompanying   summary  of  accounting  policies  and  notes  to  financial
statements                                                                   F-2



                         SILVER PEARL ENTERPRISES, INC.


                            STATEMENT OF OPERATIONS
                 Three and Six Months Ended June 30, 2005, and
        For the Period from Inception (May 4, 2004) to December 31, 2004



                                                                                                          Period from
                                                                     Three Months       Six Months         Inception
                                                                        ended              ended        (May 4, 2004) to
                                                                    June 30, 2005      June 30, 2005      Dec 31, 2004
                                                                  --------------------------------------------------------

        Revenues                                                             $37,048           $86,526             $8,209

        Cost of sales                                                         16,082            38,254              1,491
                                                                  --------------------------------------------------------

        Gross profit                                                          20,966            48,272              6,718

        Operating expenses:
            Advertising                                                       12,630            18,969              5,523
            Contract services                                                  2,635             4,065              4,302
            Rent                                                               3,000             7,500              1,500
            Licenses & fees                                                      448               523                550
            Office expenses                                                    1,725             1,720                117
            Telephone and utilities                                            1,896             3,776
            Wages                                                              6,000            12,410
            Other general expenses                                             3,585             6,492
            Depreciation                                                       2,130             4,259                709
                                                                  --------------------------------------------------------
                Total Operating Expense                                       34,049            59,714             12,701
                                                                  --------------------------------------------------------

        Net operating income (loss)                                          (13,083)          (11,442)            (5,983)

        Other income (expenses)
            Unrealized gain on securities                                                          125
            Interest income                                                                          8
            Interest expense                                                    (879)           (1,093)               (13)
                                                                  --------------------------------------------------------
            Total other income (expense)                                        (879)             (960)               (13)

        Net income (loss) before income taxes                                (13,962)          (12,402)            (5,996)

            Provision for income taxes (expense) benefit                       1,711             1,445                899
                                                                  --------------------------------------------------------

        Net income (loss)                                                   ($12,251)         ($10,957)           ($5,097)
                                                                  ========================================================




        Earnings per share
            Weighted average of outstanding shares                         4,820,000         4,804,751          3,935,104
                                                                  ========================================================
            Income (loss) for common shareholders                             ($0.00)           ($0.00)            ($0.00)
                                                                  ========================================================








See  accompanying   summary  of  accounting  policies  and  notes  to  financial
statements                                                                   F-3



                         SILVER PEARL ENTERPRISES, INC.

           STATEMENT OF STOCKHOLDERS' EQUITY AND ACCUMULATED DEFICIT
          For the Period from Inception (May 4, 2004) to June 30, 2005




                                                        Common           Paid In          Accumulated
                                           Shares         Amount         Capital            Deficit            Total
                                     ---------------------------------------------------------------------------------------

Beginning balance                                     0          $0                 $0                $0                 $0

Issuance of common stock
    to founder for cash and services          4,000,000       4,000                  0                                4,000

Issuance of common stock
    for services                                400,000         400             24,600                               25,000

Issuance of common stock
    for assets                                  360,000         360             79,640                               80,000

Net Loss                                                                                          (5,097)            (5,097)

                                     ---------------------------------------------------------------------------------------
Balance, December 31, 2004                    4,760,000       4,760            104,240            (5,097)           103,903

Issuance of common stock
    for marketable securities                    60,000          60             13,690                               13,750

                                                                                                 (10,957)           (10,957)

                                     ---------------------------------------------------------------------------------------
Balance, June 30, 2005                        4,820,000      $4,820           $117,930          ($16,054)          $106,696
                                     =======================================================================================







See  accompanying   summary  of  accounting  policies  and  notes  to  financial
statements                                                                   F-4



                         SILVER PEARL ENTERPRISES, INC.


                            STATEMENT OF CASH FLOWS

                 Three and Six Months Ended June 30, 2005, and
        For the Period from Inception (May 4, 2004) to December 31, 2004


                                                                                                             Period from
                                                                        Three Months       Six Months         Inception
                                                                           ended              ended        (May 4, 2004) to
                                                                       June 30, 2005      June 30, 2005      Dec 31, 2004
                                                                     --------------------------------------------------------

 CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss                                                                  ($12,251)         ($10,957)           ($5,097)
     Adjustments to reconcile net income (loss) to net cash
         provided by operating activities:
             Depreciation                                                         2,129             4,259                709
             Stock issued for services                                                                                 4,000
             Change in Inventory                                                 (5,142)          (13,904)              (152)
             Change in Prepaid expenses                                           3,668            (9,325)
             Change in Deposits                                                                                       (1,500)
             Change Decrease in Deferred Tax Benefit                             (1,711)           (1,445)              (899)
             Change in Accrued expenses                                             723             4,886                695
             Change in Advances from shareholder                                    187               549
             Change in Interest payable                                             368               582                 13
                                                                     --------------------------------------------------------
 CASH USED IN OPERATING ACTIVITIES                                              (12,029)          (25,355)            (2,231)


 CASH FLOWS FROM INVESTING ACTIVITIES:                                                0                 0                  0


 CASH FLOWS FROM FINANCING ACTIVITIES:
     Sale of marketable securities                                                                  4,160
     Note additions                                                                                27,812             11,931
     Note payble offset against inventory reduction                                                (5,104)            (5,136)
     Note payments                                                                                                    (3,100)
                                                                     --------------------------------------------------------
 CASH PROVIDED BY FINANCING ACTIVITIES                                                0            26,868              3,695

                                                                     --------------------------------------------------------

 NET INCREASE IN CASH                                                           (12,029)            1,513              1,464

 Cash, beginning of period                                                       15,006             1,464                  0
                                                                     --------------------------------------------------------
 Cash, end of period                                                             $2,977            $2,977             $1,464
                                                                     ========================================================




 SUPPLEMENTAL DISCLOSURES
     Cash paid during the year for interest expense                                $511                $0                 $0
     Stock issued for fixed assets and inventory                                                                    $105,000
     Stock issued for marketable securities                                                       $13,750












See  accompanying   summary  of  accounting  policies  and  notes  to  financial
statements                                                                   F-5

                         SILVER PEARL ENTERPRISES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


BUSINESS AND BASIS OF PRESENTATION

The Company

Silver Pearl Enterprises, Inc. ("Silver Pearl") was incorporated on May 4, 2004 under the laws of the State of Texas.

Nature of our Business

Silver Pearl operates as a retailer of furniture and framed art. The company is located in Rockwall, Texas.

Basis of Accounting

Silver Pearl maintains its accounts on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Net loss per share

Basic net loss per share excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding for the period presented. Diluted net loss per common share was the same as basic net loss per common share for the period presented since the Company has no potentially dilutive securities and because of the Company's net loss.

Expense/Revenue classification

The Company accounts for its shipping and handling costs in accordance with EITF 00-10, Accounting for Shipping and Handling Fees and Cost, resulting in all payments for amounts paid to the company by customers for shipping and handling will be included under the heading: "Revenue". Items classified as cost of goods sold include duty and import fees and inbound freight. These amounts are not significant. All other costs, including advertising and promotion, are categorized as general and administrative costs.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Revenue Recognition

Silver Pearl recognizes revenue on point of sale or upon shipment. Our return policy on jewelry is to replace only defective merchandise and give in store credit only. On all other items, there is a policy of no returns, all sales are final. We have not recorded a reserve for returns due to immateriality.

Allowance for Doubtful Accounts

Earnings are charged with a provision for doubtful accounts based on a current review of collectibility of accounts receivable. Accounts deemed uncollectible are applied against the allowance for doubtful accounts. Majority of Silver Pearl's sales are cash on point of sale.

Cash

Silver Pearl considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Inventory

Inventory consists of finished goods and is stated at the lower of cost or market, with cost being determined on a specific identification basis.

Marketable Securities

Silver Pearl considers all marketable securities as classified as available for sale and reported at their current market value.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation is computed by applying the straight-line method over the estimated useful lives which are generally five to seven years.

Income Taxes

Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.

Advertising

Advertising and promotion costs are expensed as incurred. These expenses were $18,969 for the six months ended June 30, 2005.

Website Development Costs

Silver Pearl adopted EITF 00-02, "Accounting for website developments costs". In accordance with EITF 00-02, the costs incurred for the (i) website application and infrastructure development; (ii) graphics development; and (iii) content development, which took the website to a functional stage where it could receive orders, were capitalized and amortized over three years. Maintenance expenses or costs that do not result in new revenue producing features or functions, such as updating information and products or maintenance of the website or promotion of the website using search engines, are expensed as incurred. Prior to this development, Silver pearl had no website. In the six months ended June 30, 2005, $500 has been expensed and none capitalized.

NOTE 2 - PROPERTY AND EQUIPMENT:

Components of property, plant, and equipment, at December 31, 2004 are as follows:

         Furniture & equipment                                   $      3,793
         Vehicles - trailer                                              4,314
         Leasehold improvements                                        15,183
         Website                                                       25,000
                                                                 ------------
                                                                       48,290
         Less: accumulated depreciation and amortization              ( 4,968)
                                                                 ------------
                                                                 $     43,322
                                                                 ============

Depreciation expense totaled $709 for the period ended December 31, 2004 and $4,259 for the six months ended June 30, 2005.

NOTE 3 - NOTE PAYABLE

The Company has a note payable which calls for interest of 10% with the entire amount due on or before May 31, 2007.

NOTE 4 - COMMON STOCK

The Company is authorized to issue 20,000,000 common shares of stock at a par value of $0.001 per share. These shares have full voting rights. At December 31, 2004, there were 4,760,000 shares outstanding. The Company has not paid a dividend to its shareholders.

At inception, Silver Pearl issued 5,000,000 shares of stock to its founding shareholder for $550 cash and services valued at $3,450. The services were valued at market value of the services provided by the founder in setting up the company and organizing the business and its plan.

During the period ended December 31, 2004, Silver Pearl issued 400,000 shares of stock for development of its website valued at $25,000.

During the period ended December 31, 2004, Silver Pearl issued 360,000 shares of stock, along with a note for $11,932, for assets and inventory valued at $91,932.

During the six months ended June 30, 2005, Silver Pearl issued 60,000 shares of stock on February 15, 2005 for 5,000 shares of AXM Pharma, Inc. common stock, valued at $13,750, the trading value on January 31, 2005. These marketable securities are traded on the AMEX exchange.

NOTE 5 - COMMITMENTS

Silver Pearl is renting retail space on a three year lease expiring in November 2007. The payments are $1,500 per month. Total rent expense for the period ending December 31, 2004 is $1,500.

         No dealer, salesman or any other person has been authorized to give any quotation or to make any representations in connection with the offering described herein, other than those contained in this Prospectus. If given or made, such other information or representation'; must not he relied upon as having been authorized by the Company or by any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an otter to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

           TABLE OF CONTENTS
Prospectus Summary                                                            2
Corporate Information                                                         2
Summary Financial Data                                                        3
Risk Factors                                                                  5
Forward Looking Statements                                                    8
Dilution                                                                      8
Plan of Distribution                                                         10
Use of Proceeds                                                              11
Description of Business                                                      12
Management's Discussion and Plan of Operations                               16
Description of Property                                                      18
Director's, Executive Officers and Significant Employees                     18
Remuneration of Officers and Directors                                       18
Interest of Management and Others in Certain Transactions                    19
Principal Shareholders                                                       20
Significant Parties                                                          20
Securities Being Offered                                                     21
Relationship with Issuer of Experts Named in Registration Statement          21
Legal Proceedings                                                            22
Changes In and Disagreements with Accountants on Accounting
         and Financial Disclosure                                            22
Disclosure of Commission Position of Indemnification for
         Securities Act Liabilities                                          22
Legal Matters                                                                23
Experts                                                                      23
Dividend Policy                                                              23
Capitalization                                                               23
Transfer Agent                                                               24
Financial Statements                                                        F-1

Until the (90th day after the later of (1) the effective date of the registration statement or (2) the first date on which the securities are offered publicly), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 1.          Indemnification of Directors and Officers

         Our certificate of incorporation provides that the liability of our officers and directors for monetary damages shall be eliminated to the fullest extent permissible under Texas Revised Statutes, 78.745 to 78.752, which includes elimination of liability for monetary damages for defense of civil or criminal actions. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

Article IX of our Articles of Incorporation states:

               Elimination or Limitation of Liability of Directors

         No director shall be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director: provided, however, that nothing contained herein shall eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for any transaction from which the director derived an improper personal benefit, or (iv) for any act or omission occurring prior to their directorship.


Item 2.          Other Expenses of Issuance and Distribution

         All expenses, including all allocated general administrative and overhead expenses, related to the offering or the organization of the Company will be borne by the Company.

         The following table sets forth a reasonable itemized statement of all anticipated out-of-pocket and overhead expenses (subject to future contingencies) to be incurred in connection with the distribution of the securities being registered, reflecting the minimum and maximum subscription amounts.

                                                    Minimum           Maximum
                                                   ----------------------------
        SEC Filing Fee                             $     64          $       64
        Printing and Engraving Expenses               2,000               5,000
        Legal Fees and Expenses                       5,000              19,000
        Edgar Fees                                    1,800               1,800
        Accounting Fees and Expenses                  2,500               2,500
        Blue Sky Fees and Expenses                    5,000               5,000
        Miscellaneous                                   200                 200
                                                   ---------        ------------
                  TOTAL                            $ 16,564          $   33,564



                                      11.1

Item 3.        Undertakings
                The Registrant hereby undertakes to:
         (1) File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:
                  (i) Include any prospectus required by section 10(a)(3) of the Securities Act; and
                  (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of
         prospectus   filed  with  the   Commission   pursuant  to  Rule  424(b)
         (230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and
                  (iii) Include any additional or changed material information on the plan of distribution.
         (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.
         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         Registrant hereby undertakes to request acceleration of the effective date of the registration statement under Rule 461 of the Securities Act:
                Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.
         In the event that a claim for indemnification against such liabilities (other than payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter ahs been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed by the Securities Act and will be governed by the final adjudication of such issue.

Item 4.          Unregistered Securities Issued or Sold Within One Year

         The Company sold on June 4, 2005 to its founder, Denise D. Smith, 4,000,000 shares of common stock which was issued to her for $4,000, composed of $550 cash and $3,450 of her services. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction

                                      11.2
during June 2005, the founder, sole officer and director purchased stock for a combination of $550 cash and $3,450 of services.


         The Company issued 400,000 shares on June 12, 2004 to Art Xpectations, LLC, an unrelated entity, in consideration for the developing of their website valued at $25,000, or $0.03 per share. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The Company relied upon this exemption because in a private transaction in June 2005, the financial company purchased 400,000 shares of common stock for the development of its website valued at $25,000. The purchaser was a sophisticated investor who purchased the stock for their own account and not with a view toward distribution to the public. The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or otherwise transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.


         The Company issued 360,000 shares on December 1, 2004 to VMP Enterprises, LLC, an unrelated party in consideration for cash, fixed assets and inventory and corresponding liabilities, issued with a net value of $80,000. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction in December 2005 the Company purchased assets and liabilities with a net value of $80,000 in exchange for 360,000 shares of common stock. The purchaser was sophisticated investor who purchased the stock for his own account and not with a view toward distribution to the public. The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or otherwise transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.




                                      11.3

         The Company issued 60,000 shares on February 15, 2005 to Charles Smith, a relative of the President, in consideration for $13,750 of marketable securities, such stock being valued at $0.23 per share. The $13,750 was the trading value of the securities on January 31, 2005. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction in February 2005, Charles Smith funded the Company with $13,750 of marketable securities in exchange for 60,000 shares of common stock. The purchaser was a sophisticated investor who purchased the stock of his own account and not with a view toward distribution to the public. The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or otherwise transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.






                                      11.4

Item 5.       Exhibits

                The  following  Exhibits  are filed as part of the  Registration
Statement:

Exhibit No.             Identification of Exhibit
   2.1*  -      Articles of Incorporation
   2.2*  -      By Laws
   3.1*  -      Specimen Stock Certificate
   4.1   -      Form of Subscription Agreement
  10.1   -      Consent of David S. Hall, P.C.
  11.1   -      Opinion and Consent of Lamberth Law Firm
  15.1*  -      Lease Agreement

* Filed previously


                                      11.5

                                   SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form SB-1 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Rockwall, State of Texas, on October 27, 2005.

                                            Silver Pearl Enterprises, Inc.


                                            By:  /s/ Denise D. Smith
                                                 -------------------
                                                     Denise D. Smith, President

In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons, in the capacities and on the dates stated.

Signature                     Title                               Date
---------------------        ---------------------------     ------------------


/s/  Denise D. Smith         President, Secretary,
---------------------        Treasurer; Director             October 27, 2005
     Denise D. Smith

/s/  Denise D. Smith         Chief Executive Officer         October 27, 2005
---------------------
     Denise D. Smith

/s/  Denise D. Smith         Chief Financial Officer         October 27, 2005
---------------------
     Denise D. Smith

/s/  Denise D. Smith         Principal Accounting Officer    October 27, 2005
---------------------
     Denise D. Smith


                                      11.6

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